UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Archer Aviation Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03945R 102

(CUSIP Number)

Steven B. Stokdyk

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

(213) 891 7421

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03945R102	13D	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Adcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,159,347(1)
	8	SHARED VOTING POWER 17,865,039(1)
	9	SOLE DISPOSITIVE POWER 4,159,347(1)
	10	SHARED DISPOSITIVE POWER 17,865,039(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,024,386(1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of: (i) 4,159,347 shares of Class A Common Stock (the “Class A Common Stock”) of Archer Aviation Inc. (the “Issuer”) held directly by Brett Adcock (“Mr. Adcock”); and (ii) 17,865,039 shares of Class B Common Stock (the “Class B Common Stock”) held directly by Hight Drive Growth LLC (“Hight Drive”), a Delaware limited liability company. Mr. Adcock is the sole managing member of Hight Drive and, as such, has voting and investment discretion with respect to the securities directly held by it. Shares of the Issuer’s Class B Common Stock are convertible at any time into shares of the Issuer’s Class A Common Stock at the election of the holder or automatically upon certain transfers.

(2)	Aggregate amount beneficially owned by the reporting person as of June 6, 2023. The amount beneficially owned by the reporting person as of June 5, 2023, was 4,159,347 shares of Class A Common Stock and 18,865,039 shares of Class B Common Stock.

(3)	The percentage in row 13 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on an aggregate 184,792,680 shares of Class A Common Stock outstanding as of May 5, 2023, as reported by the Issuer in its Quarterly Report for the period ended March 31, 2023, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on May 11, 2023.

CUSIP No. 03945R102	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hight Drive Growth LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,865,039(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,865,039(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,865,039(1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of 17,865,039 shares of Class B Common Stock held directly by Hight Drive. Mr. Adcock is the sole managing member of Hight Drive and, as such, has voting and investment discretion with respect to the securities directly held by it.

(2)	Aggregate amount beneficially owned by the reporting person as of June 6, 2023. The amount beneficially owned by the reporting person as of June 5, 2023, was 18,865,039 shares of Class B Common Stock.

(3)	The percentage in row 13 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate 184,792,680 shares of Class A Common Stock outstanding as of May 5, 2023, as reported by the Issuer in its Quarterly Report for the period ended March 31, 2023, filed on Form 10-Q with the SEC on May 11, 2023.

CUSIP No. 03945R102	13D	Page 3 of 6 Pages

Amendment No. 6 to Schedule 13D

This Amendment Number 6 (this “Amendment”) amends the statement on Schedule 13D (the “Schedule 13D”) initially filed with the United States Securities and Exchange Commission (the “SEC”) by Brett Adcock on September 16, 2021 with respect to the Class A Common Stock, par value $0.0001 per share, of Archer Aviation Inc. (the “Issuer”), a Delaware corporation, as subsequently amended by Amendment Number 1 filed with the SEC on May 20, 2022, Amendment Number 2 filed with the SEC on October 27, 2022, Amendment Number 3 filed with the SEC on January 12, 2023, Amendment Number 4 filed with the SEC on May 17, 2023 and Amendment Number 5 filed with the SEC on May 24, 2023. The principal executive office of the Issuer is located at 1880 Embarcadero Road, Palo Alto, CA 94303.

This Amendment is being filed to report and reflect a reduction in the beneficial ownership of the Issuer’s capital stock in connection with sales.

This Amendment amends and supplements the Schedule 13D as set forth herein. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. Information given in response to each Item shall be deemed incorporated by reference in all other Items of the Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)      All percentages set forth in this Item 5 were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, and based on an aggregate total of 184,792,680 shares of the Issuer’s Class A Common Stock outstanding as of May 5, 2023 as reported by the Issuer in its Quarterly Report for the period ended March 31, 2023, filed on Form 10-Q with the SEC on May 11, 2023.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, for purposes of Rule 13d-3(d)(1)(i) of the Exchange Act, an aggregate total of 22,024,386 shares of the Class A Common Stock of the Issuer, which represents 11.9% of the Issuer’s outstanding Class A Common Stock, and which includes (i) an aggregate 4,159,347 shares of Class A Common Stock and (ii) an aggregate 17,865,039 shares of Class B Common Stock which are convertible at any time into an equal number of shares of Class A Common Stock at the election of the holder or automatically upon certain transfers. The Reporting Persons did not, and do not, have the right to acquire any additional shares of Class A Common Stock within sixty days of April 14, 2022 (the “Forfeiture Date”) or the date of this Amendment.

As of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Hight Drive may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 0 shares, or 0.0%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 17,865,039 shares, or 9.7%, of the Issuer’s Class A Common Stock.

As of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Mr. Adcock may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 4,159,347 shares, or 2.3%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 17,865,039 shares, or 9.7%, of the Issuer’s Class A Common Stock.

(c)            On the Forfeiture Date, and as of the date of this Amendment, Mr. Adcock forfeited the settlement of 5,002,306 shares of Class B Common Stock underlying the First Tranche PRSUs. On April 28, 2022 (the “Separation Agreement Date”), as more specifically described in Item 6, hereinbelow, by virtue of the mutual execution of the Separation Agreement (defined in Item 6, hereinbelow) by Mr. Adcock and the Issuer, the Issuer’s repurchase right was terminated, effective immediately, with respect to the: (i) Unvested Option Shares (defined in Item 6, hereinbelow) directly held by Mr. Adcock and (ii) Unvested Restricted Shares (defined in Item 6, hereinbelow) directly held by Hight Drive. On the Separation Agreement Date, by virtue of the mutual execution of the Separation Agreement by Mr. Adcock and the Issuer, the Founder Grant was caused to be modified so that its vesting period did not terminate and was instead extended by 15 months from the Separation Agreement Date, as more specifically described in Item 6, hereinbelow.

CUSIP No. 03945R102	13D	Page 4 of 6 Pages

During the last 60 days, the Reporting Persons effected the following transactions in the Issuer’s capital stock:

Date	Amount	Price Per Share		Type of Transaction
May 9, 2023	4,159,347	$0.0000			(1)
May 22, 2023	1,718,829	$0.0000			(13)
May 22, 2023	1,718,829	$3.2610	(2)	Open market sale
May 23, 2023	192,224	$0.0000			(14)
May 23, 2023	192,224	$3.2707	(3)	Open market sale
May 24, 2023	217,336	$0.0000			(15)
May 24, 2023	217,336	$3.0597	(4)	Open market sale
May 25, 2023	169,772	$0.0000			(16)
May 25, 2023	169,772	$3.0730	(5)	Open market sale
May 26, 2023	474,400	$0.0000			(17)
May 26, 2023	474,400	$3.0468	(6)	Open market sale
May 30, 2023	271,492	$0.0000			(18)
May 30, 2023	271,492	$3.0728	(7)	Open market sale
May 31, 2023	21,740	$0.0000			(19)
May 31, 2023	21,740	$3.0616	(8)	Open market sale
June 1, 2023	243,560	$0.0000			(20)
June 1, 2023	243,560	$3.0092	(9)	Open market sale
June 2, 2023	16,920	$0.0000			(21)
June 2, 2023	16,920	$3.0825	(10)	Open market sale
June 5, 2023	864,966	$0.0000			(22)
June 5, 2023	864,966	$3.0238	(11)	Open market sale
June 6, 2023	1,000,000	$0.0000			(23)
June 6, 2023	1,000,000	$3.0847	(12)	Open market sale

(1)	Shares of the Issuer’s Class B Common Stock held by Mr. Adcock automatically converted into shares of Class A Common Stock on the date that was 12 months following the date that Mr. Adcock ceased to provide services to the Issuer as an executive officer and member of the board of directors. On May 9, 2023, 4,159,347 shares of Class B Common Stock held by Mr. Adcock automatically converted into 4,159,347 shares of Class A Common Stock.
(2)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.2500 to $3.3300 inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the shares of Class A Common Stock sold at each separate price within the range set forth in this footnote (2) and footnotes (3), (4), (5), (6), (7), (8), (9), (10), (11) and (12).
(3)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.2500 to $3.3100 inclusive.
(4)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0500 to $3.1000 inclusive.
(5)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0300 to $3.1000 inclusive.
(6)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.9500 to $3.1250 inclusive.
(7)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0500 to $3.1000 inclusive.
(8)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0500 to $3.1000 inclusive.
(9)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0000 to $3.0325 inclusive.
(10)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0700 to $3.0900 inclusive.

CUSIP No. 03945R102	13D	Page 5 of 6 Pages

(11)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0000 to $3.0850 inclusive.
(12)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0200 to $3.1500 inclusive.
(13)	On May 22, 2023, the Reporting Persons directed the sale of 1,718,829 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 1,718,829 shares of the Class A Common Stock.
(14)	On May 23, 2023, the reporting persons directed the sale of 192,224 shares of the Issuer’s Class B Common stock, resulting in the automatic conversion of the shares into 192,224 shares of the Issuer’s Class A Common stock.
(15)	On May 24, 2023, the reporting persons directed the sale of 217,336 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 217,336 shares of the Issuer’s Class A Common stock.
(16)	On May 25, 2023, the reporting persons directed the sale of 169,772 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 169,772 shares of the Issuer’s Class A Common Stock.
(17)	On May 26, 2023, the reporting persons directed the sale of 474,400 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 474,400 shares of the Issuer’s Class A Common Stock.
(18)	On May 30, 2023, the reporting persons directed the sale of 271,492 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 271,492 shares of the Issuer’s Class A Common Stock.
(19)	On May 31, 2023, the reporting persons directed the sale of 21,740 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 21,740 shares of the Issuer’s Class A Common Stock.
(20)	On June 1, 2023, the reporting persons directed the sale of 243,560 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 243,560 shares of the Issuer’s Class A Common Stock.
(21)	On June 2, 2023, the reporting persons directed the sale of 16,920 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 16,920 shares of the Issuer’s Class A Common Stock.
(22)	On June 5, 2023, the reporting persons directed the sale of 864,966 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 864,966 shares of the Issuer’s Class A Common Stock.
(23)	On June 6, 2023, the reporting persons directed the sale of 1,000,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 1,000,000 shares of the Issuer’s Class A Common Stock.

(d)            To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s capital stock which are directly or indirectly beneficially owned by the Reporting Persons.

(e)            Not applicable.

CUSIP No. 03945R102	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 7, 2023

		By:	/s/ Brett Adcock
		Name:	Brett Adcock

Date:	June 7, 2023

Hight drive Growth LLC

		By:	/s/ Brett Adcock
		Name:	Brett Adcock
		Title:	Managing Member